Exhibit 6

EXECUTION VERSION

CHINA MERCHANTS BANK CO., LTD.,

NEW YORK BRANCH

535 Madison Ave., 18th Floor

New York, NY 10022

CONFIDENTIAL

August 22, 2016

Amber Shining Investment Limited

Power Rich Limited

c/o Michael Tao Song

10/F, Building B, United Mansion, No.2 Zijinghua Road

Hangzhou Zhejiang 310013

People's Republic of China

Commitment Letter

Ladies and Gentlemen:

You have advised China Merchants Bank Co., Ltd., New York Branch (“CMB NY”, “we”, “us” the “Commitment Party” or the “Lender”) that Amber Shining Investment Limited, a Cayman Islands exempted company (the “Parent”), formed at the direction of and controlled by Mr. Song Tao, Xplane Limited and Mobi Joy Limited (together the “Sponsors”), intends to consummate through Power Rich Limited, a Cayman Islands exempted company (“Merger Sub” and together with Parent, “you”), the Transactions described in the Transaction Description attached hereto as Exhibit A (the “Transaction Description”). Capitalized terms used but not defined herein shall have the meanings assigned to them in the Transaction Description and the Summary of Principal Terms and Conditions attached hereto as Exhibit B (the “Term Sheet”). This commitment letter, the Transaction Description and the Term Sheet, are collectively referred to as the “Commitment Letter.”

1.	Commitments.

In connection with the Transactions, CMB NY is pleased to advise you of its commitment to provide 100% of the aggregate principal amount of the Term Facility, subject only to the satisfaction of the conditions set forth in Section 5 hereof, the section entitled “Conditions to the Borrowing” in Exhibit B hereto (limited on the Closing Date (as defined below) as indicated therein) and in Exhibit C hereto. “Closing Date” is the date on which the Acquisition has been consummated and the funding under the Term Facility has occurred.

2.	Titles and Roles.

It is agreed that the Commitment Party will act as sole arranger and lender under the Term Facility. You agree that no other arrangers, agents or managers will be appointed, and no other titles will be awarded unless you and the Commitment Party shall so agree.

3.	Information.

You hereby represent and warrant that (a) all written information and written data (such information and data, other than (i) customary financial estimates, forecasts and other projections (the “Projections”) and forward looking statements and (ii) information of a general economic or industry specific nature, the “Information”) (in the case of Information regarding the Target and its subsidiaries and its and their respective businesses, to the best of your knowledge), that has been or will be made available to the Commitment Party directly or indirectly by you, the Target or by any of your or their respective subsidiaries or representatives, in each case, on your or their behalf in connection with the transactions contemplated hereby, is or will be, when furnished and taken as a whole, correct in all material respects and does not or will not, when furnished and taken as a whole, contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements contained therein not materially misleading in light of the circumstances under which such statements are made (after giving effect to all supplements and updates thereto provided to the Commitment Party from time to time) and (b) the Projections that have been or will be made available to the Commitment Party by you or by any of your subsidiaries or representatives, in each case, on your behalf in connection with the transactions contemplated hereby have been, or will be, prepared in good faith based upon assumptions that are believed by you to be reasonable at the time prepared and at the time the related Projections are so furnished to the Commitment Party; it being understood that the Projections are as to future events and are not to be viewed as facts, the Projections are subject to significant uncertainties and contingencies, many of which are beyond your control, that no assurance can be given that any particular Projections will be realized and that actual results during the period or periods covered by any such Projections may differ significantly from the projected results and such differences may be material. You agree that, if at any time prior to the Closing Date, you become aware that any of the representations and warranties in the preceding sentence would be incorrect in any material respect if the Information and the Projections were being furnished, and such representations and warranties were being made, at such time, then you will (or, with respect to the Information and Projections relating to the Target and its subsidiaries, will use your commercially reasonable efforts to) promptly supplement the Information and the Projections such that such representations and warranties are correct in all material respects under those circumstances (or, in the case of the Information relating to the Target and its subsidiaries and its and their respective businesses, to the best of your knowledge, such representations and warranties are correct in all material respects under those circumstances). In arranging the Term Facility, the Commitment Party (i) will be entitled to use and rely on the Information and the Projections without responsibility for independent verification thereof and (ii) assume no responsibility for the accuracy or completeness of the Information or the Projections.

4.	Fees.

As consideration for CMB’s commitment hereunder, you agree to pay (or cause to be paid) a commitment letter fee (the “Commitment Letter Fee”) equal to $•, which fee shall be earned, due and payable on or prior to the date hereof. In addition, you agree to pay to CMB, for its own account an arrangement fee (the “Arrangement Fee”) in an aggregate amount equal to $•. The Arrangement Fee is fully earned and will be due and payable on the Closing Date.

In the event that during the 12-month period commencing on the date hereof, you or any of your affiliates consummate the Transaction or any similar transaction that results in the acquisition of all or substantially all of the equity interest of the Target (any such transaction, an “Alternate Transaction”), in each case with one or more bank or other syndicated credit facilities or other debt financing provided by one or more financial institutions or institutional investors in lieu of the Term Facility, you agree that, unless (i) CMB has otherwise terminated the Commitment Letter (other than due to non-payment of the Commitment Letter Fee) or declined to provide the Term Facility on the terms and conditions of the Commitment Letter, or (ii) has been given a bona fide opportunity to provide, place, arrange or underwrite such financing on the same terms and conditions as other lender(s) acting in such role, and has turned down such opportunity, then you will pay (or cause to be paid) to CMB an amount (the “Break-up Fee”) equal to •% of the Arrangement Fee that would have been payable to CMB as provided above as if the Closing Date and full funding under the Term Facility occurred immediately upon the consummation of the Acquisition or such Alternate Transaction with the proceeds of such financing. The Break-up Fee shall be payable immediately upon the consummation of the Alternate Transaction with the proceeds of such financing. This paragraph will apply regardless of whether you have voluntarily terminated our obligations under the Commitment Letter.

All fees payable pursuant to this Section 4: (a) are in addition to and not creditable against any other fee payable to CMB, and/or any of its affiliates (including fees payable pursuant to any other agreements or for acting in any other capacities), (b) are, once paid, not refundable under any circumstances, (c) are in addition to any cash reimbursement required to be paid to CMB pursuant to this Commitment Letter for its reasonable out-of-pocket fees and expenses incurred in respect of the Transaction, (d) will be free and clear of and without deduction for any and all present or future applicable taxes, levies, imposts, deductions, charges or withholdings and all liabilities with respect thereto (with appropriate gross-up for withholding taxes), (e) will not be subject to counterclaim or set-off for, or be otherwise affected by, any claim or dispute relating to any other matter and (f) will be paid in U.S. dollars and in immediately available funds.

5.	Conditions.

The commitment of the Lender hereunder to fund the Term Facility on the Closing Date and the agreement of the Commitment Party to perform the services described herein are subject solely to the satisfaction of the conditions set forth in the section entitled “Conditions to the Borrowing” in Exhibit B hereto (limited on the Closing Date as indicated therein) and in Exhibit C hereto, in each case subject to the Limited Conditionality Provisions as defined below, and upon satisfaction (or waiver by the Commitment Party) of such conditions, the funding of the Term Facility shall occur.

Notwithstanding anything to the contrary in this Commitment Letter (including each of the exhibits attached hereto), the Loan Documents or any other letter agreement or other undertaking concerning the financing of the Transactions to the contrary, (i) the only representations and warranties the accuracy of which shall be a condition to the availability and funding of the Term Facility on the Closing Date shall be (a) such of the representations and warranties made by the Target or by the Target on behalf of its subsidiaries in the Acquisition Agreement as are material to the interests of the Lenders, but only to the extent that you (or your affiliates) have the right (taking into account any applicable cure provisions) to terminate your (and/or its) obligations under the Acquisition Agreement or decline to consummate the Acquisition (in each case, in accordance with the terms thereof) as a result of a breach of such representations and warranties in the Acquisition Agreement (to such extent, the “Specified Acquisition Agreement Representations”) and (b) the Specified Representations (as defined below), and (ii) the terms of the Loan Documents shall be in a form such that they do not impair the availability or funding of the Term Facility on the Closing Date if the conditions set forth in the section entitled “Conditions to the Borrowing” in Exhibit B hereto (limited on the Closing Date as indicated therein) and in Exhibit C hereto are satisfied (or waived by the Commitment Party); provided that to the extent any security interest in any Collateral is not or cannot be provided and/or perfected prior to the Effective Time solely because the directors or managers of the Target have not, prior to the Effective Time, authorized the execution and delivery of the documents necessary to provide or perfect such security interest, then the provision and/or perfection of a security interest in such Collateral shall not constitute a condition precedent to the availability of the Term Facility on the Closing Date, but instead shall be required to be delivered on the Closing Date upon the occurrence of the Effective Time. For purposes hereof, “Specified Representations” means, the applicable representations and warranties applicable to Borrower to be set forth in the Loan Documents relating to organizational existence; power and authority, due authorization, execution, delivery and enforceability, Federal Reserve margin regulations; the Investment Company Act; Patriot Act and sanctions; FCPA or anti-money laundering laws; the use of the proceeds of the Term Facility not violating the Patriot Act, OFAC, sanctions, FCPA or anti-money laundering laws; no conflict with the organizational documents, or material laws; and, subject to the proviso to the immediately preceding sentence, creation, validity and perfection of security interests in the Collateral. Notwithstanding the foregoing, in no event shall the Specified Representations include any representation or warranty with respect to the Target or any of its subsidiaries. This paragraph, and the provisions herein, shall be referred to as the “Limited Conditionality Provisions”.

6.	Indemnity.

To induce the Commitment Party to enter into this Commitment Letter and to proceed with the Loan Documents, you agree (a) to indemnify and hold harmless the Commitment Party, the agents identified herein, their respective affiliates and the respective officers, directors, employees, agents, controlling persons, advisors and other representatives of each of the foregoing and their successors and permitted assigns (each, an “Indemnified Person”), from and against any and all losses, claims, damages and liabilities of any kind or nature and reasonable and documented or invoiced out-of-pocket fees and expenses, joint or several, to which any such Indemnified Person may become subject to the extent arising out of or in connection with any actual or threatened claim, litigation, investigation or proceeding (including any inquiry or investigation) in connection with this Commitment Letter (including the Term Sheet), the Transactions or any related transaction contemplated hereby, the Term Facility or any use of the proceeds thereof (any of the foregoing, a “Proceeding”), regardless of whether any such Indemnified Person is a party thereto, whether or not such Proceedings are brought by you, your equity holders, affiliates or creditors or any other third person, and to promptly reimburse after receipt of a written request, each such Indemnified Person for any reasonable and documented or invoiced out-of-pocket legal fees and expenses incurred in connection with investigating or defending any of the foregoing by one firm of counsel for all such Indemnified Persons, taken as a whole and, if necessary, by a single firm of local counsel in each appropriate jurisdiction (which may include a single firm of special counsel acting in multiple jurisdictions) for all such Indemnified Persons, taken as a whole (and, in the case of an actual or perceived conflict of interest where the Indemnified Person affected by such conflict notifies you of the existence of such conflict and thereafter retains its own counsel, by another firm of counsel for such affected Indemnified Person) or other reasonable and documented or invoiced out-of-pocket fees and expenses incurred in connection with investigating, responding to, or defending any of the foregoing; provided that the foregoing indemnity will not, as to any Indemnified Person, apply to losses, claims, damages, liabilities or related expenses to the extent that they have resulted from (i) the willful misconduct, bad faith or gross negligence of such Indemnified Person (as determined by a court of competent jurisdiction in a final and non-appealable decision), or (ii) a material breach of the obligations of such Indemnified Person under this Commitment Letter (as determined by a court of competent jurisdiction in a final and non-appealable decision), and (b) to reimburse the Commitment Party from time to time, upon presentation of a summary statement, for all reasonable and documented or invoiced out-of-pocket expenses (including but not limited to travel expenses and reasonable fees, disbursements and other charges of one firm of counsel to the Commitment Party and the agents identified in the Term Sheet (and, in the case of an actual or perceived conflict of interest where the Indemnified Person affected by such conflict informs you of such conflict and thereafter retains its own counsel, of another firm of counsel for such affected Indemnified Person), and, if necessary, of a single firm of local counsel to the Commitment Party in each appropriate jurisdiction (which may include a single firm of special counsel acting in multiple jurisdictions) and of such other counsel retained with your prior written consent (not to be unreasonably withheld or delayed)), in each case incurred in connection with the Term Facility and the preparation, negotiation and enforcement of this Commitment Letter, the Loan Documents and any security arrangements in connection therewith (collectively, the “Expenses”). You shall not, without the prior written consent of each applicable Indemnified Person, effect any settlement of any pending or threatened proceeding in respect of which indemnity could have been sought hereunder by such Indemnified Person unless such settlement (i) includes an unconditional release of such Indemnified Person in form and substance reasonably satisfactory to such indemnified person from all liability or claims that are the subject matter of such proceedings, (ii) does not include any statement as to or any admission of fault, culpability, wrongdoing or a failure to act by or on behalf of such Indemnified Person and (iii) includes or is subject to customary confidentiality and non-disparagement provisions reasonably satisfactory to such Indemnified Person. The foregoing provisions in this paragraph shall be superseded, in each case, to the extent covered thereby by the applicable provisions contained in the Loan Documents upon execution thereof and thereafter shall have no further force and effect. You acknowledge that the Indemnified Persons may receive a benefit, including without limitation, a discount, credit or other accommodation, from any of such counsel based on the fees such counsel may receive on account of their relationship with us including, without limitation, fees paid pursuant hereto.

Notwithstanding any other provision of this Commitment Letter, (i) no Indemnified Person shall be liable for any damages arising from the use by others of information or other materials obtained through internet, electronic, telecommunications or other information transmission systems, except to the extent that such damages have resulted from the willful misconduct, bad faith or gross negligence of such Indemnified Person (as determined by a court of competent jurisdiction in a final and non-appealable decision) and (ii) none of you (or any of your subsidiaries), the Target (or any of its subsidiaries) or any Indemnified Person shall be liable for any indirect, special, punitive or consequential damages (including, without limitation, any loss of profits, business or anticipated savings) in connection with this Commitment Letter, the Transactions (including the Term Facility and the use of proceeds thereunder), or with respect to any activities related to the Term Facility, including the preparation of this Commitment Letter, and the Loan Documents; provided that nothing in this paragraph shall limit your indemnity and reimbursement obligations to the extent that such indirect, special, punitive or consequential damages are included in any claim by a third party with respect to which the applicable Indemnified Person is entitled to indemnification under the first paragraph of this Section 6.

7.	Sharing of Information, Absence of Fiduciary Relationships, Affiliate Activities.

You acknowledge that the Commitment Party and its affiliates may be providing debt financing, equity capital or other services (including, without limitation, financial advisory services) to other persons in respect of which you, the Target and your and their respective subsidiaries and affiliates may have conflicting interests regarding the transactions described herein and otherwise. The Commitment Party and its affiliates will not use confidential information obtained from you, the Target or any of your or its subsidiaries or affiliates by virtue of the transactions contemplated by this Commitment Letter or their other relationships with you, the Target or any of your or its subsidiaries or affiliates in connection with the performance by them or their affiliates of services for other persons, and the Commitment Party and its affiliates will not furnish any such information to other persons, except to the extent permitted below. You also acknowledge that the Commitment Party and its affiliates do not have any obligation to use in connection with the transactions contemplated by this Commitment Letter, or to furnish to you, the Target or any of your or its subsidiaries or affiliates confidential information obtained by them from other persons.

You further acknowledge that the Commitment Party and its affiliates may be engaged, either directly or through their affiliates, in various activities, including securities trading, commodities trading, investment management, financing and brokerage activities and financial planning and benefits counseling for both companies and individuals. In the ordinary course of these activities, the Commitment Party and its affiliates may actively engage in commodities trading or trade the debt and equity securities (or related derivative securities) and financial instruments (including bank loans and other obligations) of you (and your affiliates), the Target, the Target’s customers or competitors and other companies which may be the subject of the arrangements contemplated by this Commitment Letter for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities. The Commitment Party and its affiliates may also co-invest with, make direct investments in, and invest or co-invest client monies in or with funds or other investment vehicles managed by other parties, and such funds or other investment vehicles may trade or make investments in securities of you (and your affiliates), the Borrower, the Target or other companies which may be the subject of the arrangements contemplated by this Commitment Letter or engage in commodities or other trading with any thereof.

The Commitment Party and its affiliates may have economic interests that conflict with those of the Target, you and the Borrower and your and their respective subsidiaries and affiliates and are under no obligation to disclose any conflicting interest to you, the Target and the Borrower and your and their respective subsidiaries and affiliates. You agree that nothing in this Commitment Letter will be deemed to create an advisory, fiduciary or agency relationship or fiduciary or other implied duty between the Commitment Party and its affiliates, on the one hand, and you, the Borrower and the Target, your and their respective equity holders or your and their respective subsidiaries and affiliates, on the other hand. You acknowledge and agree that (i) the transactions contemplated by this Commitment Letter are arm’s-length commercial transactions between the Commitment Party and its affiliates, on the one hand, and you, on the other, (ii) in connection therewith and with the process leading to such transaction the Commitment Party and its applicable affiliates (as the case may be) is acting solely as a principal and not as agents or fiduciaries of you, the Borrower, the Target, your and their respective management, equity holders, creditors, subsidiaries, affiliates or any other person, (iii) the Commitment Party and its applicable affiliates (as the case may be) have not assumed any advisory or fiduciary responsibility or any other obligation in favor of you, the Target, the Borrower or your or their respective affiliates with respect to the financing transactions contemplated hereby, the exercise of the remedies with respect thereto or the process leading thereto (irrespective of whether the Commitment Party or any of its affiliates has advised or is currently advising you, the Borrower, or the Target or any of your or their respective affiliates on other matters), and the Commitment Party has no obligation to you, the Target, the Borrower or your or their respective affiliates with respect to the transactions contemplated hereby except the obligations expressly set forth in this Commitment Letter and (iv) the Commitment Party and its affiliates have not provided any legal, accounting, regulatory or tax advice and you have consulted your own legal and financial advisors to the extent you deemed appropriate.

You further acknowledge and agree that you are responsible for making your own independent judgment with respect to such transactions and the process leading thereto. You agree that you will not claim that the Commitment Party or its affiliates, as the case may be, have rendered advisory services of any nature or respect, or owe a fiduciary, agency or similar duty to you or your affiliates, in connection with such transactions or the process leading thereto.

Furthermore, without limiting any provision set forth herein, you waive, to the fullest extent permitted by law, any claims you may have against us or our affiliates for breach of fiduciary duty or alleged breach of fiduciary duty and agree that we and our affiliates shall have no liability (whether direct or indirect) to you in respect of such a fiduciary claim or to any person asserting a fiduciary duty claim on behalf of or in right of you, including your stockholders, employees or creditors.

8.	Confidentiality.

You agree that you will not disclose, directly or indirectly, this Commitment Letter, the Term Sheet, the other exhibits and attachments hereto or the contents of each thereof, or the activities of the Commitment Party pursuant hereto or thereto, to any person or entity without the prior written approval of the Commitment Party (such approval not to be unreasonably withheld, delayed or conditioned), except (a) to your and your affiliates’ officers, directors, employees, agents, attorneys, accountants, advisors, controlling persons and equity holders and to actual and potential co-investors who are informed of the confidential nature thereof, on a confidential and need-to-know basis, (b) if the Commitment Party consents in writing to such proposed disclosure, or (c) pursuant to an order of any court or administrative agency or in any pending legal, judicial or administrative proceeding, or otherwise as required by applicable law, rule or regulation or compulsory legal process or to the extent requested or required by governmental and/or regulatory authorities, in each case based on the reasonable advice of your legal counsel (in which case you agree, to the extent practicable and not prohibited by applicable law, rule or regulation, to inform us promptly thereof prior to disclosure); provided that (i) you may disclose this Commitment Letter (including the Term Sheet and other exhibits and attachments hereto but not the fees contained herein, except as provided in clause (iv) below), and the contents hereof to the Target, its subsidiaries and affiliates, and their respective officers, directors, employees, agents, attorneys, accountants, advisors and controlling persons, on a confidential and need-to-know basis, (ii) you may disclose the Commitment Letter and its contents (including the Term Sheet and other exhibits and attachments hereto) (but not the fees contained herein) in connection with any public or regulatory filing requirement relating to the Transactions, (iii) you may disclose the aggregate fee amount contained in the herein as part of Projections, pro forma information or a generic disclosure of aggregate sources and uses related to fee amounts related to the Transactions to the extent customary or required in offering and marketing materials for the Term Facility or in any public or regulatory filing requirement relating to the Transactions (and only to the extent aggregated with all other fees and expenses of the Transactions and not presented as an individual line item unless required by applicable law, rule or regulation), (iv) you may disclose this Commitment Letter and the information contained herein in connection with the exercise by you of any remedies or enforcement of any rights hereunder in any suit, action or proceeding brought by you against us relating to this Commitment Letter, or the transactions contemplated hereby, and (v) you may disclose this Commitment Letter and its contents (but not the fees contained herein) to the extent that such information becomes publicly available other than by reason of improper disclosure by you in violation of any confidentiality obligations hereunder.

The Commitment Party and its affiliates will use all non-public information provided to any of them or such affiliates by or on behalf of you hereunder or in connection with the Acquisition and the related Transactions solely for the purpose of providing the services which are the subject of this Commitment Letter and negotiating, evaluating and consummating the transactions contemplated hereby and shall treat confidentially all such information (including the fact that discussions or negotiations are taking place concerning the Acquisition, any of the terms, conditions or other facts with respect to the Acquisition, including the status thereof, the existence of any agreement relating to the Acquisition, the terms thereof or the fact that such confidential information has been made available) and shall not publish, disclose or otherwise divulge, such information; provided that nothing herein shall prevent the Commitment Party and its affiliates from disclosing any such information (a) pursuant to the order of any court or administrative agency or in any pending legal, judicial or administrative proceeding, or otherwise as required by applicable law, rule or regulation or compulsory legal process based on the reasonable advice of counsel (in which case the Commitment Party agrees (except with respect to any audit or examination conducted by bank accountants or any governmental or regulatory (including self-regulatory) authority exercising examination or regulatory authority), to the extent practicable and not prohibited by applicable law, rule or regulation, to inform you promptly thereof prior to disclosure), (b) upon the request or demand of any regulatory authority having jurisdiction, or purporting to have jurisdiction over, the Commitment Party or any of its affiliates (in which case the Commitment Party agrees (except with respect to any audit or examination conducted by bank accountants or any governmental or regulatory (including self-regulatory) authority exercising examination or regulatory authority), to the extent practicable and not prohibited by applicable law, rule or regulation, to inform you promptly thereof prior to disclosure), (c) to the extent that such information becomes publicly available other than by reason of improper disclosure by the Commitment Party or any of its Related Parties (as defined below) in violation of any confidentiality obligations owing to you, the Target or any of your or their respective subsidiaries, (d) to the extent that such information is or was received by the Commitment Party or any of its Related Parties from a third party that is not, to the Commitment Party’s knowledge, subject to contractual or fiduciary confidentiality obligations owing to you, the Target or any of your or their respective subsidiaries, (e) to the extent that such information is independently developed by the Commitment Party or any of its Related Parties without the use of any confidential information, (f) to the Commitment Party’s affiliates and to its and their respective directors, officers, employees, legal counsel, independent auditors, professionals and other experts or agents who need to know such information in connection with the Transactions and who are informed of the confidential nature of such information and who are subject to customary confidentiality obligations and who have been advised of their obligation to keep information of this type confidential (such related persons described in this clause (f), collectively, the “Related Parties”), (g) to potential or prospective Lenders, participants or assignees, (h) for purposes of establishing a “due diligence” defense, (i) to the extent you consent in writing to any specific disclosure, (j) to the extent such information was already in the Commitment Party’s possession prior to any duty or other understanding of confidentiality entered into in connection with the Transactions; provided that for purposes of clause (g) above, the disclosure of any such information to any Lenders, participants or assignees or prospective Lenders, participants or assignees referred to above shall be made subject to the acknowledgment and acceptance by such Lender, participant or assignee or prospective Lender, participant or assignee that such information is being disseminated on a confidential basis (on substantially the terms set forth in this paragraph or as is otherwise reasonably acceptable to you and the Commitment Party, including, without limitation, as agreed in any marketing materials) in accordance with customary market standards for dissemination of such type of information, which shall in any event require “click through” or other affirmative actions on the part of recipient to access such information. In the event that the Term Facility is funded, the Commitment Party’s and its affiliates’, if any, obligations under this paragraph shall terminate automatically and be superseded (except as otherwise specified herein) by the confidentiality provisions in the Loan Documents upon the funding thereunder to the extent that such provisions are binding on the Commitment Party .

The confidentiality provisions set forth in this Section 8 shall survive the termination of this Commitment Letter and (other than the information relating to the fees) shall expire and shall be of no further effect after the second anniversary of the date hereof.

9.	Miscellaneous.

This Commitment Letter and the commitments hereunder shall not be assignable by any party hereto without the prior written consent of each other party hereto (such consent not to be unreasonably withheld, conditioned or delayed) (and any attempted assignment without such consent shall be null and void). This Commitment Letter and the commitments hereunder are intended to be solely for the benefit of the parties hereto (and Indemnified Persons) and do not and are not intended to confer any benefits upon, or create any rights in favor of, any person other than the parties hereto (and Indemnified Persons to the extent expressly set forth herein). The Commitment Party reserves the right to employ the services of its respective affiliates or branches in providing services contemplated hereby and to allocate, in whole or in part, to their affiliates or branches certain fees payable to the Commitment Party in such manner as the Commitment Party and its affiliates or branches may agree in their sole discretion and, to the extent so employed, such affiliates and branches shall be entitled to the benefits and protections afforded to, and subject to the provisions governing the conduct of, the Commitment Party hereunder. This Commitment Letter may not be amended or any provision hereof waived or modified except by an instrument in writing signed by the Commitment Party and you. This Commitment Letter may be executed in any number of counterparts, each of which shall be deemed an original and all of which, when taken together, shall constitute one agreement. Delivery of an executed counterpart of a signature page of this Commitment Letter by facsimile transmission or other electronic transmission (e.g., a “pdf” or “tiff”) shall be effective as delivery of a manually executed counterpart hereof. This Commitment Letter (including the exhibits hereto), (i) are the only agreements that have been entered into among the parties hereto with respect to the Term Facility and (ii) supersede all prior understandings, whether written or oral, among us with respect to the Term Facility and sets forth the entire understanding of the parties hereto with respect thereto. THIS COMMITMENT LETTER, AND ANY CLAIM, CONTROVERSY OR DISPUTE ARISING UNDER, OR RELATED TO, THIS COMMITMENT LETTER (INCLUDING, WITHOUT LIMITATION, ANY CLAIMS SOUNDING IN CONTRACT LAW OR TORT LAW ARISING OUT OF THE SUBJECT MATTER HEREOF) SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK.

EACH OF THE PARTIES HERETO IRREVOCABLY WAIVES THE RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING, CLAIM OR COUNTERCLAIM BROUGHT BY OR ON BEHALF OF ANY PARTY RELATED TO OR ARISING OUT OF THIS COMMITMENT LETTER OR THE PERFORMANCE OF SERVICES HEREUNDER.

Each of the parties hereto hereby irrevocably and unconditionally (a) submits, for itself and its property, to the non-exclusive jurisdiction of any New York State court or Federal court of the United States of America sitting in New York County, and any appellate court from any thereof, in any action or proceeding arising out of or relating to this Commitment Letter or the transactions contemplated hereby, or for recognition or enforcement of any judgment, and agrees that all claims in respect of any such action or proceeding shall be heard and determined in such New York State court or, to the extent permitted by law, in such Federal court, (b) waives, to the fullest extent it may legally and effectively do so, any objection which it may now or hereafter have to the laying of venue of any suit, action or proceeding arising out of or relating to this Commitment Letter or the transactions contemplated hereby in any New York State court or in any such Federal court, (c) waives, to the fullest extent permitted by law, the defense of an inconvenient forum to the maintenance of such action or proceeding in any such court and (d) agrees that a final judgment in any such suit, action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law. Each of the parties hereto agrees that service of process, summons, notice or document by registered mail addressed to you or us at the addresses set forth above shall be effective service of process for any suit, action or proceeding brought in any such court.

Each of the parties hereto agrees that this Commitment Letter is a binding and enforceable agreement with respect to the subject matter contained herein, including an agreement to negotiate in good faith the Loan Documents by the parties hereto in a manner consistent with this Commitment Letter, it being acknowledged and agreed that the commitments hereunder are subject only to conditions precedent expressly set forth in Section 5 herein.

We hereby notify you that pursuant to the requirements of the USA PATRIOT Act (Title III of Pub. L. 107-56 (signed into law October 26, 2001) (the “PATRIOT Act”) or other applicable laws, we and each of the Lenders may be required to obtain, verify and record information that identifies the Borrower, the Parent and their respective affiliates, which information may include their names, addresses, tax identification numbers and other information that will allow us and the Lenders to identify the Borrower and the Parent in accordance with the PATRIOT Act and the other applicable laws. This notice is given in accordance with the requirements of the PATRIOT Act and is effective for us and the Lenders.

The indemnification, compensation, reimbursement, jurisdiction, governing law, venue, waiver of jury trial and confidentiality provisions contained herein and the provisions of Section 7 of this Commitment Letter shall remain in full force and effect regardless of whether the Loan Documents shall be executed and delivered and notwithstanding the termination or expiration of this Commitment Letter or the Lender’s commitments hereunder; provided that your obligations under this Commitment Letter (other than your obligations with respect to the confidentiality of the fees) shall automatically terminate and be superseded by the provisions of the Loan Documents upon the funding thereunder, and you shall automatically be released from all liability in connection therewith at such time. You may terminate this Commitment Letter and/or the Lender’s commitments with respect to the Term Facility (or any portion thereof) at any time subject to the provisions of the preceding sentence.

Section headings used herein are for convenience of reference only and are not to affect the construction of, or to be taken into consideration in interpreting, this Commitment Letter.

If the foregoing correctly sets forth our agreement, please indicate your acceptance of the terms of this Commitment Letter by returning to the Commitment Party (or their legal counsel) on behalf of the Commitment Party, executed counterparts hereof not later than 11:59 p.m., New York City time, on August 22, 2016. The Lender’s commitments and the obligations of the Commitment Party hereunder will expire at such time in the event that the Commitment Party (or their legal counsel) has not received such executed counterparts in accordance with the immediately preceding sentence. If you do so execute and deliver to us this Commitment Letter at or prior to such time, we agree to hold our commitment to provide the Term Facility and our other undertakings in connection therewith available for you until the earliest of (i) after execution of the Acquisition Agreement and prior to the consummation of the Transactions, the termination of the Acquisition Agreement by you in a signed writing in accordance with its terms (or your written confirmation or public announcement thereof), (ii) the consummation of the Acquisition without the funding of the Term Facility and (iii) 11:59 p.m., New York City time, on the date that is five business days after the End Date (or other similar term as defined in the Acquisition Agreement as of the date hereof, as such date may be extended pursuant to the terms of the Acquisition Agreement) (such earliest time, the “Expiration Date”). Upon the occurrence of any of the events referred to in the preceding sentence, this Commitment Letter and the commitments of the Commitment Party hereunder and the agreement of the Commitment Party to provide the services described herein shall automatically terminate unless the Commitment Party shall, in its sole discretion, agree to an extension in writing.

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We are pleased to have been given the opportunity to assist you in connection with the financing for the Transactions.

Very truly yours,

CHINA MERCHANTS BANK CO., LTD.,
NEW YORK BRANCH

By:	/s/ Jian (Kevin) Ding
Name: Jian (Kevin) Ding
Title: Head of China Group,
Corporate Banking

By:	/s/ Marissa Ma
Name: Marissa Ma
Title: Assistant General Manager

Accepted and agreed to as of the date first above written:

Amber Shining Investment Limited

By:	/s/ Michael Tao Song
Name: Michael Tao Song
Title: Authorized Signatory

Power Rich Limited

By:	/s/ Michael Tao Song
Name: Michael Tao Song
Title: Authorized Signatory

EXHIBIT A

Transaction Description

Capitalized terms used but not defined in this Exhibit A shall have the meanings set forth in the Summary of Principal Terms and Conditions (the “Term Sheet”) attached as Exhibit B to the Commitment Letter (the “Commitment Letter”) to which this Exhibit A is attached or in the other exhibits to the Commitment Letter. In the case of any such capitalized term that is subject to multiple and differing definitions, the appropriate meaning thereof in this Exhibit A shall be determined by reference to the context in which it is used.

Sponsors, through Parent, intend to acquire (the “Acquisition”) the Target from the equity holders of Target (collectively, the “Sellers”). Parent intends to consummate the Acquisition pursuant to an Agreement and Plan of Merger (together with all exhibits, schedules and other disclosure letters thereto, the “Acquisition Agreement”) among Parent, Merger Sub and the Target pursuant to which Merger Sub will merge with and into the Target, with the Target being the surviving entity, and the Sellers will receive cash in exchange for all of the issued and outstanding equity interests held thereby in the Target (other than any equity interests that are being rolled over in connection with the Acquisition).

In connection with the foregoing, it is intended that:

a)	The Borrower will obtain up to $40 million under a senior secured term loan facility (the “Term Facility”) described in the Term Sheet; and

d)	The proceeds of the Term Facility will be applied solely (i) to pay the consideration for the Acquisition set forth in the Acquisition Agreement (the “Acquisition Consideration”) and (ii) to pay the fees and expenses incurred in connection with the Transactions (such fees and expenses, the “Transaction Costs”).

The transactions described above (including the payment of Transaction Costs) are collectively referred to herein as the “Transactions”.

EXHIBIT B

Up to $40 million Senior Secured Term Loan Facility

Summary of Principal Terms and Conditions1

Borrower:	Initially, Power Rich Limited, a Cayman Islands exempted company (“Merger Sub”) and a wholly-owned subsidiary of Parent, and, after the Acquisition and the merger of Merger Sub into Target, the Target.

Target:	Sky-mobi Limited, a Cayman Islands exempted company.

Parent:	Amber Shining Investment Limited, a Cayman Islands exempted company.

Transactions:	As set forth in Exhibit A to the Commitment Letter.

Lender:	China Merchants Bank, New York Branch.

Term Facility:	A senior secured term loan facility in an aggregate principal amount of up to $40 million (the “Term Facility”). The loans under the Term Facility are referred to as the “Term Loans”.

Purpose:	The proceeds of Term Loans will be used by the Borrower on the Closing Date solely to pay the Acquisition Consideration and the Transaction Costs, including, at the Borrower’s election, to fund any fees required under the Term Facility.

Availability:	The commitment under Term Facility shall be borrowed in a single drawing on the Closing Date, upon satisfaction of only the conditions set forth in the “Conditions to the Borrowing” section of this term sheet. Amounts borrowed under the Term Facility that are repaid or prepaid may not be reborrowed.

Closing Date:	The date on which the Loan Documents become effective and the initial borrowing is made thereunder.

Interest Rate:	3-month LIBOR plus 2.00% per annum. Interest shall be payable every three months.

Fees:	Commitment Letter Fee: $•, payable on or prior to the signing of the Commitment Letter Arrangement Fee: $•, payable on the Closing Date Break-up Fee: as set forth in the Commitment Letter

Default Rate:	With respect to overdue principal, at LIBOR plus 2.00% per annum plus 2.00% per annum, and with respect to any other overdue amount (including overdue interest and the Facility Fee), at the base rate (to be defined) plus 2.00% per annum, which, in each case, shall be payable on demand.

Final Maturity Date:	One year from the Closing Date.

1 All capitalized terms used but not defined herein shall have the meaning given them in the Commitment Letter to which this Term Facility term sheet is attached, including Exhibits A and C thereto.

Security:	First priority pledge by the Borrower of the Cash Pledge Accounts (and the deposits in such accounts) described below (the “Collateral”), which shall be signed in escrow on or before the Closing Date and automatically effective upon the occurrence of the Effective Time (as defined in the Acquisition Agreement) (the “Effective Time”), provided that the Borrower shall be entitled to repay or prepay the Term Loans using the deposits in such accounts.

Cash Pledge Accounts:	The Target shall establish and maintain one or more segregated bank accounts with the Lender (the “Cash Pledge Accounts”) and shall ensure that prior to the funding under the Term Facility, an aggregate amount in USD that is no less than 100% of the sum of (x) the entire principal amount of the Term Loan to be borrowed on the Closing Date and (y) the first installment of the interest thereon (collectively, the “Cash Pledge Amount”) is on deposit in the Cash Pledge Accounts and be subject to the control of the Lender, and that effective upon the occurrence of the Effective Time, the Lender shall have been granted, in form and substance reasonably satisfactory to the Lender, a valid security interest in such accounts and the funds on deposit.

Voluntary Prepayments:	The Borrower may prepay the Term Loans at any time, without premium or penalty, but subject to reimbursement of the Lenders’ break-funding costs other than voluntary prepayment on the last day of the relevant interest period or voluntary prepayment in full of the Loans (it being understood and acknowledged that the Borrower may prepay the Loans in full within three business days of the Closing Date).

Mandatory Prepayments:	The Loan Documents will include customary mandatory prepayment provisions.

Conditions to the Borrowing:	The availability of the Term Facility on the Closing Date will be subject solely to (a) delivery of a customary borrowing notice at least three business days before the Closing Date, (b) accuracy of the “Specified Representations” (as defined in the Commitment Letter) and the “Specified Acquisition Agreement Representations” (as defined in the Commitment Letter), in each case to the extent provided in the second paragraph of Section 5 of the Commitment Letter, and (c) the conditions set forth in Exhibit C to the Commitment Letter.

Loan Documents:	The definitive financing documentation for the Term Facility will consist of a credit agreement, a pledge and control agreement in respect of the Cash Pledge Accounts and the related ancillary documents (collectively, the “Loan Documents”) which shall be initially drafted by counsel for the Lender and shall contain the terms set forth in this Term Sheet and, to the extent any other terms are not expressly set forth in this Term Sheet, will (i) be negotiated promptly in good faith and (ii) contain only those conditions, representations, events of default and covenants set forth in this Term Sheet and such other terms as the Borrower and the Lender shall reasonably agree; it being understood and agreed that the Loan Documents shall be based on and substantially consistent with transaction documents for a comparable financing of a going private transaction involving a company publicly listed in the U.S., subject to such changes and adjustments as shall be reasonably necessary and mutually agreed to by the Borrower and the Lender, giving due regard to the operational and strategic requirements of Parent and its subsidiaries in light of their consolidated capital structure, size, industry and practices and proposed business plan (after giving effect to the Transactions) (the principles described above, the “Documentation Principles”).

Representations and Warranties:	The following representations and warranties (subject to customary exceptions, thresholds and qualifications consistent with the Documentation Principles): organizational status and good standing; power and authority, due authorization, qualification, execution, delivery and enforceability of Loan Documents; with respect to the execution, delivery and performance of the Loan Documents, no violation of, or conflict with, material law, organizational documents or material agreements; compliance with material law (including environmental laws); litigation; use of proceeds and compliance with margin regulations; material governmental and third party approvals with respect to the execution, delivery and performance of the Term Facility; inapplicability of Investment Company Act; solvency of Parent and its subsidiaries on a consolidated basis; accurate and complete disclosure; accuracy of historical financial statements (including pro forma financial statements based on historical balance sheets); no Material Adverse Effect (as defined below); taxes; insurance; pension plans; PATRIOT Act; OFAC and sanctions; FCPA; anti-money laundering laws; subsidiaries; intellectual property; status of Term Facility as “senior debt”; ownership of properties; and creation, perfection and priority of liens.

“Material Adverse Effect” shall mean any event, circumstance or condition that has had or could reasonably be expected to have a material and adverse effect on (a) the business or financial condition of Parent and its subsidiaries, taken as a whole, (b) the ability of the Borrower to perform its obligations under the Loan Documents, or (c) the rights and remedies of the Lender under the Loan Documents.

Covenants:	The following affirmative and negative covenants (subject to customary exceptions, thresholds and qualifications consistent with the Documentation Principles): (a) traditional organizational covenants, (b) delivery of audited annual consolidated financial statements and unaudited quarterly financial statements, (c) prohibition on incurrence of additional debt during the term of the Term Facility, (d) prohibition on dividend, distribution or other restricted payment by the Borrower or Target during the term of the Term Facility, other than for the repayment of the Term Loans, and (e) other customary covenants, such as affirmative covenants relating to maintenance of property, existence, books and record, payment of taxes, compliance with laws (including environmental and sanctions laws), use of proceeds, and negative covenants relating to lien, investment, disposition, fundamental changes, junior debt payment, burdensome agreements, amendment of material agreements, transaction with affiliates, changes in lines of business and fiscal year.

Events of Default:	The following events of default: nonpayment of principal when due; nonpayment of interest or other amounts after a customary five business day grace period; violation of covenants (subject to customary grace periods for certain affirmative covenants); incorrectness of representations and warranties in any material respect; cross default to indebtedness (threshold amount to be agreed); bankruptcy or other similar events of Parent, the Borrower or any of the material subsidiaries of Parent (with a 60 day grace period for involuntary events); monetary judgments of an amount in excess of an amount to be agreed; actual or asserted (in writing) invalidity of material guarantees or security interest in Collateral; Change of Control (as defined below).

Change of Control	“Change of Control” shall be deemed to have occurred if (a) Mr. Song Tao, Xplane Limited and Mobi Joy Limited (together, the “Sponsors” or the “Permitted Holders”) shall fail to own, directly or indirectly, beneficially and of record, shares representing at least 51% of the aggregate ordinary voting power represented by the issued and outstanding equity interests of Parent, or (b) Parent shall cease to directly own, beneficially and of record, 100% of the issued and outstanding equity interests of the Borrower.

Cost and Yield Protection:	The Loan Documents will include customary tax gross-up, cost and yield protection provisions.

Assignments and Participations:	The Lender will be permitted to make assignments, subject to consent of the Borrower as long as no default has occurred and is continuing; provided that (i) no approval of the Borrower shall be required in connection with assignments to the Lender’s affiliates or approved funds, (ii) the Borrower shall be deemed to have given consent to an assignment if it shall have failed to respond to a written notice thereof within 5 business days, and (iii) no consent of the Borrower shall be required if a default has occurred and is continuing. The Lender will also have the right, without consent of the Borrower, to assign as security all or part of its rights under the Loan Documents to any Federal Reserve Bank. Lender will be permitted to sell participations with voting rights limited to significant matters such as changes in amount, rate and maturity date.

Expenses and Indemnification:	The Loan Documents will include customary expenses and indemnification provisions.

Governing Law and Forum:	The Loan Documents will be governed by New York law and will provide for the parties thereto to submit to the non-exclusive jurisdiction and venue of the Federal and state courts of the State of New York sitting in the Borough of Manhattan in New York City.

Counsel to the Lender:	Allen & Overy LLP.

Exhibit C

Summary of Additional Conditions2

The borrowings under the Term Facility shall be subject to the satisfaction or waiver, in each case, in the Lender’s reasonable determination, of the following conditions:

1.           The Lender shall have received a copy of the fairness opinion provided by Roth Capital Partners, LLC; provided that the Lender shall be deemed to have received such opinion to the extent and upon the filing of such opinion with the U.S. Securities and Exchange Commission (the “SEC”) by the Target.

2.           No Material Adverse Effect (as defined in the Acquisition Agreement) shall have occurred since the date of the Acquisition Agreement.

3.           The Acquisition shall have been consummated, or substantially simultaneously with the borrowing under the Term Facility, shall be consummated, in all material respects in accordance with the terms of the Acquisition Agreement, after giving effect to any modifications, amendments, consents or waivers by you thereto, other than those modifications, amendments, consents or waivers that are materially adverse to the interests of the Lenders, unless consented to in writing by the Lender (such consent not to be unreasonably withheld or delayed).

3.           The Lender shall have received evidence (i) that the staff of the SEC have indicated to the Target’s counsel that they are not reviewing or, in connection with their review, have no further comments with respect to the Proxy Statement or the Schedule 13E-3 filed with the SEC in connection with the Acquisition (which evidence may be an email confirmation from the counsel to the Target or the counsel to the special committee of the board of directors of the Target) and (ii) of the public announcement of execution and delivery of the Acquisition Agreement by the Target.

4.           The Lender shall have received evidence that, substantially simultaneously with the borrowing under the Term Facility, the Permitted Holders own directly or indirectly not less than 51% of the ownership interest in Parent.

5.           The Lender shall have received (a) audited consolidated balance sheets of the Target and its consolidated subsidiaries as at the end of, and related statements of income, stockholders’ equity and cash flows of the Target and its consolidated subsidiaries for, the three most recently completed fiscal years, and (b) unaudited consolidated balance sheets of the Target and its consolidated subsidiaries as at the end of, and related statements of income, stockholders’ equity and cash flows of the Target and its consolidated subsidiaries for each subsequent fiscal quarter occurring after the last fiscal year of Target and ended not less than 60 days before the Closing Date, in each case, prepared in accordance with the generally applicable accounting principles in the United States; provided that, for each of clause (a) and (b) above, the Lender shall be deemed to have received such financial statements to the extent and upon the filing of such financial statements with the U.S. Securities and Exchange Commission by the Target.

7.           The Lender shall have received evidence of the deposit of the Cash Pledge Amount and maintenance of such amount in the Cash Pledge Accounts.

8.           At least two business days prior to the Closing Date, the Lender shall have received all documentation and other information about the Borrower, in each case that shall have been reasonably requested by the Lender in writing at least 8 business days prior to the Closing Date and that the Lender reasonably determines is required by United States regulatory authorities under applicable “know your customer” and anti-money laundering rules and regulations, including without limitation the PATRIOT Act.

2 All capitalized terms used but not defined herein shall have the meaning given them in the Commitment Letter to which this Term Facility term sheet is attached, including Exhibits A and B thereto.

9.           The closing of the Term Facility shall have occurred on or before the Expiration Date.

10.         (i) Subject to the Limited Conditionality Provisions, the execution and delivery by the Borrower of the Loan Documents (including the pledge and control agreement in respect of the Cash Pledge Accounts and provision for automatic release of the signatures of such pledge and control agreement immediately upon the occurrence of the Effective Time) and (ii) delivery to the Lender of customary U.S. and Cayman Islands legal opinions from counsels to the Borrower, customary officer’s closing certificates, organizational documents, customary evidence of authorization and good standing certificates in jurisdictions where applicable, in each case with respect to the Borrower.

11.         No bankruptcy Event of Default in relation to Parent or the Borrower shall have occurred and be continuing on such date (immediately prior to giving effect to the extensions of credit requested to be made) or would result after giving effect to the extensions of credit requested to be made on the Closing Date.

12.         All fees required to be paid on or prior to the Closing Date and reasonable out-of-pocket expenses required to be paid on the Closing Date, to the extent invoiced at least 3 business days prior to the Closing Date, shall, upon the borrowings under the Term Facility, have been, or will be substantially simultaneously, paid (which amounts may be offset against the proceeds of the Term Facility).